               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                          SCHEDULE 13D
           Under the Securities Exchange Act of 1934
                       (Amendment No. 7)

                        SCAN-OPTICS, INC.
                    -----------------------
                        (Name of Issuer)

                    Common Stock, par value $.02
                   -----------------------------
                 (Title of Class of Securities)

                           805894102
                    -----------------------
                         (CUSIP Number)

                       Walter J. Schloss
           Walter & Edwin Schloss Associates, L.P.(*)
                      52 Vanderbilt Avenue
                    New York, New York 10017
                        (212) 370-1844
                    -----------------------
              (Name, Address and Telephone Number
                of Person Authorized to Receive
                  Notices and Communications)

                         December 1, 1997
                    -----------------------
              (Date of Event Which Requires Filing
                       of This Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

-----------------
  (*)  formerly known as Walter J. Schloss Associates

   CUSIP NO. 805894102

------------------------------------------------------------------------------
1)     Name of Reporting Person           Walter & Edwin Schloss
       S.S. or I.R.S. Identifica-         Associates, L.P.
       tion No. of Above Person           Employer I.D. No. 13-6065556
------------------------------------------------------------------------------
2)     Check the Appropriate Box          (a)
       if a Member of a Group             (b)  X
       (See Instructions)
------------------------------------------------------------------------------
3)     SEC Use Only
------------------------------------------------------------------------------
4)     Source of Funds (See
       Instructions)                      WC
------------------------------------------------------------------------------
5)     Check if Disclosure of Legal
       Proceedings is Required Pur-
       suant to Items 2(d) or 2(e)
------------------------------------------------------------------------------
6)     Citizenship or Place of            Delaware
       Organization
------------------------------------------------------------------------------

Number of         (7) Sole Voting Power        405,600 shares(1)
Shares Bene-      (8) Shared Voting
 ficially             Power                    -0-
Owned by          (9) Sole Dispositive
Each Report-          Power                    405,600 shares(1)
 ing Person      (10) Shared Dispositive
With                  Power                    -0-


11)    Aggregate Amount Beneficially
       Owned by Each Reporting Person          405,600 shares(1)
------------------------------------------------------------------------------
12)    Check if the Aggregate Amount
       in Row (11) Excludes Certain
       Shares (See Instructions)
------------------------------------------------------------------------------
13)    Percent of Class Represented
       by Amount in Row (11)                   5.8%(2)
------------------------------------------------------------------------------
14)    Type of Reporting Person (See
       Instructions)                           PN
------------------------------------------------------------------------------
(1) The number of shares of Common Stock, par value $.02 per share (the "Common Stock"), reported in Amendment No. 6 to the Statement on
       Schedule 13D inadvertently omitted the sale of an aggregate of 21,400 additional shares of Common Stock effected by Walter & Edwin Schloss Associates, L.P. This number reports the sale of all shares of Common Stock during the period originally covered by Amendment No. 6.
(2)    All percentages contained in this Amendment No. 7 to the Statement on
       Schedule 13D are computed based on a total number of shares of Common Stock outstanding of 6,988,218, as reported in the Company's Proxy Statement, dated April 14, 1997.

                                Page 2 of 9 Pages

CUSIP NO. 805894102

------------------------------------------------------------------------------
1)     Name of Reporting Person      Walter J. Schloss
       S.S. or I.R.S. Identifica-    Soc. Sec. No. ###-##-####
       tion No. of Above Person
------------------------------------------------------------------------------
2)     Check the Appropriate Box     (a)
       if a Member of a Group        (b)  X
       (See Instructions)
------------------------------------------------------------------------------
3)     SEC Use Only
------------------------------------------------------------------------------
4)     Source of Funds (See
       Instructions)                 PF
------------------------------------------------------------------------------
5)     Check if Disclosure of Legal
       Proceedings is Required Pur-
       suant to Items 2(d) or 2(e)
------------------------------------------------------------------------------
6)     Citizenship or Place of
       Organization                  United States


Number of         (7) Sole Voting Power         14,000  shares
Shares Bene-      (8) Shared Voting
 ficially             Power                    405,600 shares(1)(2)
Owned by          (9) Sole Dispositive
Each Report-          Power                    14,000 shares
 ing Person      (10) Shared Dispositive
With                  Power                    429,600 shares(1)(2)(3)
------------------------------------------------------------------------------
11)    Aggregate Amount Beneficially
       Owned by Each Reporting Person          419,600 shares(1)(2)
------------------------------------------------------------------------------
12)    Check if the Aggregate Amount
       in Row (11) Excludes Certain
       Shares (See Instructions)               X
------------------------------------------------------------------------------
13)    Percent of Class Represented
       by Amount in Row (11)                   6.0%
------------------------------------------------------------------------------
14)    Type of Reporting Person (See
       Instructions)                           IN
------------------------------------------------------------------------------
(1) The number of shares of Common Stock reported in Amendment No. 6 to the Statement on Schedule 13D inadvertently omitted the sale of an aggregate of 21,400 additional shares of Common Stock effected by Walter & Edwin Schloss Associates, L.P. This number reports the sale of all shares of Common Stock during the period originally covered by Amendment No. 6.
(2) Includes 405,600 shares owned by Walter & Edwin Schloss Associates, L.P. ("Associates"), of which Schloss Management Company
       ("Management") is the general partner. Walter J. Schloss is one of the general partners of Management. By reason of his capacity as general partner of Management, Walter J. Schloss may be deemed to have shared dispositive power and shared voting power of such shares.
(3) Includes 10,000 shares held in accounts of clients of Walter Schloss, with respect to which he may from time to time possess certain indicia of investment discretion, but as to which he has no voting power and he disclaims beneficial ownership.

                                Page 3 of 9 Pages

CUSIP NO. 805894102
------------------------------------------------------------------------------
1)     Name of Reporting Person           Edwin W. Schloss
       S.S. or I.R.S. Identifica-         Soc. Sec. No. ###-##-####
       tion No. of Above Person
------------------------------------------------------------------------------
2)     Check the Appropriate Box          (a)
       if a Member of a Group             (b)  X
       (See Instructions)
------------------------------------------------------------------------------
3)     SEC Use Only
------------------------------------------------------------------------------
4)     Source of Funds (See
       Instructions)                      PF
------------------------------------------------------------------------------
5)     Check if Disclosure of Legal
       Proceedings is Required Pur-
       suant to Items 2(d) or 2(e)
------------------------------------------------------------------------------
6)     Citizenship or Place of            United States
       Organization
------------------------------------------------------------------------------
Number of         (7) Sole Voting Power         30,000 shares
Shares Bene-      (8) Shared Voting
 ficially             Power                    405,600 shares(1)(2)
Owned by          (9) Sole Dispositive
Each Report-          Power                     30,000 shares
 ing Person      (10) Shared Dispositive
With                  Power                    435,600 shares(1)(2)
------------------------------------------------------------------------------
11)    Aggregate Amount Beneficially
       Owned by Each Reporting Person          435,600 shares(1)(2)
------------------------------------------------------------------------------
12)    Check if the Aggregate Amount
       in Row (11) Excludes Certain
       Shares (See Instructions)               X
------------------------------------------------------------------------------
13)    Percent of Class Represented
       by Amount in Row (11)                   6.2%
------------------------------------------------------------------------------
14)    Type of Reporting Person (See
       Instructions)                           IN
------------------------------------------------------------------------------
(1) The number of shares of Common Stock reported in Amendment No. 6 to the Statement on Schedule 13D inadvertently omitted the sale of an aggregate of 21,400 additional shares of Common Stock effected by Walter & Edwin Schloss Associates, L.P. This number reports the sale of all shares of Common Stock during the period originally covered by Amendment No. 6.
(2) Includes 405,600 shares owned by Associates of which Management is the general partner. Edwin W. Schloss is one of the general partners of Management. By reason of his capacity as general partner of Management, Edwin W. Schloss may be deemed to have shared dispositive power and shared voting power of such shares.

                                Page 4 of 9 Pages

                             INTRODUCTORY STATEMENT


       On September 8, 1989, there was filed with the Securities and Exchange Commission a Statement on Schedule 13D (the "Original Statement") relating to shares of Common Stock, par value $.02 per share (the "Common Stock"), of Scan-Optics, Inc. (the "Company"), beneficially owned by Walter & Edwin Schloss Associates, L.P. (formerly known as Walter J. Schloss Associates) ("Associates"), Walter J. Schloss and Edwin W. Schloss. Associates, Walter J. Schloss and Edwin W. Schloss filed Amendment No. 1 to the Original Statement ("Amendment No. 1") on May 24, 1994, Amendment No. 2 to the Original Statement on December 22, 1995 ("Amendment No. 2"), Amendment No. 3 to the Original Statement on February 4, 1997 ("Amendment No. 3), Amendment No. 4 to the Original Statement on August 19, 1997 ("Amendment No. 4"), Amendment No. 5 to the Original Statement on September 22, 1997 ("Amendment No. 5"), and Amendment No. 6 to the Original Statement on October 24, 1997 ("Amendment No. 6"; the Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 are collectively referred to as the "Statement"). All capitalized terms used herein and not otherwise defined herein shall have the same respective meanings as used in the Statement.

       This Amendment No. 7 is being filed to correct the information reported in Amendment No. 6, which inadvertently omitted the sale by Associates of an aggregate of 21,400 additional shares of Common Stock.
Item 5 of the Statement is hereby amended and restated as follows:

Item 5.     Interest in Securities of the Issuer.

       Item 5 of the Statement is hereby amended and restated as follows:

       (a) As of the date hereof, Associates beneficially owns directly 405,600 shares of Common Stock (the "Partnership Shares"), which constitutes approximately 5.8% of the outstanding shares of Common Stock of the Company. Walter J. Schloss and Edwin W. Schloss are general partners of Management, the general partner of Associates. Walter J. Schloss has a 12.5% interest in the profits of Associates due to his general partner interest and a 12.250% interest in the profits of Associates due to his limited partnership interests in Associates. Therefore, Walter J. Schloss has a 24.75% pecuniary interest in such shares. Edwin Schloss has a 12.5% interest in the profits of Associates due to his general partner interest and a 1.777% interest in the profits of Associates due to his limited partnership interests in Associates. Therefore, Edwin Schloss has a 14.277% pecuniary interest in such shares.

       As of the date hereof, and subject to the limitations of his pecuniary interest in such shares as described above, Walter J. Schloss beneficially owns 419,600 shares (including


                                Page 5 of 9 Pages
the shares owned by Associates) of Common Stock, which constitutes approximately 6.0% of the outstanding shares of Common Stock.

       As of the date hereof, and subject to the limitations of his pecuniary interest in such shares as described above, Edwin W. Schloss beneficially owns 435,600 shares (including the shares owned by Associates) of Common Stock, which constitutes approximately 6.2% of the outstanding shares of Common Stock.

       In addition, Walter J. Schloss and Edwin Schloss provide
investment advice in the ordinary course of business to clients. Walter J. Schloss and Edwin W. Schloss may, at any given time or from time to time, possess certain indicia of investment discretion with respect to shares of Common Stock held in the accounts of their respective clients, but as to which neither Walter J. Schloss nor Edwin W. Schloss have any voting
powers.   The filing of this Statement should not be deemed an admission that either Walter J. Schloss or Edwin W. Schloss was the beneficial owner of the shares of Common Stock held in said client accounts.

       (b) Associates has sole power to vote and dispose of the Partnership Shares, except that Walter J. Schloss and Edwin W. Schloss, solely by reason of their positions as general partners of Management, the general partner of Associates, may be deemed to have shared power to vote and dispose of the Partnership Shares.

       Walter J. Schloss and Edwin W. Schloss each have sole power to vote and dispose of the shares of Common Stock beneficially owned directly by him.


                                Page 6 of 9 Pages

       (c) (i) Information with respect to all transactions in Common Stock effected by Associates since the date of Amendment No. 5 are as follows:

          DATE             SHARES SOLD         PER SHARE PRICE

         9/9/97             10,000                 $10.375

        9/11/97             15,000                $10.8015

        9/12/97             25,000                  $11.45

        9/15/97             10,000                $12.1562

        9/29/97              3,600                $11.9028

        9/30/97              1,400                  $12.00

        10/1/97             30,000                 $12.651

        10/2/97              5,000                  $13.00

        10/6/97             15,000                $13.2158

        10/7/97              4,400                  $13.25

All such transactions were open market transactions, and Associates paid normal and customary brokerage commissions in connection with such transactions.

       (ii)  Information with respect to all transactions in Common
Stock effected by Walter Schloss since the date of Amendment No. 5 are as follows:

          DATE             SHARES SOLD         PER SHARE PRICE

        9/9/97             1,000                  $10.375

       9/11/97             2,000                 $10.8015

All such transactions were open market transactions, and Walter Schloss paid normal and customary brokerage commissions in connection with such transactions.

       (d) To the best knowledge of Associates, no person other than Associates has the right to receive or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Partnership Shares, except that Walter J. Schloss and Edwin W. Schloss may be deemed to have such rights and powers solely by reason of being general partners of Management, the general partner of Associates.


                                Page 7 of 9 Pages

       To the best knowledge of Walter J. Schloss and Edwin W. Schloss, respectively, each person maintaining an investment advisory account with him has the sole right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held in said person's account.

       (e)  Not Applicable.





                                Page 8 of 9 Pages

                                    SIGNATURE


       After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                           /s/ WALTER J. SCHLOSS
                           ---------------------------------------
                           Walter J. Schloss


                           /s/ EDWIN W. SCHLOSS
                           ---------------------------------------
                           Edwin W. Schloss



                           WALTER & EDWIN SCHLOSS ASSOCIATES,
                             L.P.
                           By Schloss Management Company,
                             General Partner


                           By:/s/ WALTER J. SCHLOSS
                              ------------------------------------
                              Walter J. Schloss, General
                               Partner




                           By:/s/ EDWIN W. SCHLOSS
                              ------------------------------------
                              Edwin W. Schloss, General
                               Partner



                                Page 9 of 9 Pages